EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31,
(in millions)	2008	2007	2006	2005	2004

Earnings including interest on deposits (1):
Income before income tax expense	$3,300	$11,835	$12,797	$11,769	$10,859
Less: Net income from noncontrolling interests	43	208	147	221	90

Income before income tax expense and noncontrolling interests	3,257	11,627	12,650	11,548	10,769
Fixed charges	9,991	14,428	12,498	7,656	4,017

	$13,248	$26,055	$25,148	$19,204	$14,786

Preferred dividend requirement	$286	$--	$--	$--	$--
Tax factor (based on effective tax rate)	1.23	1.44	1.50	1.51	1.54

Preferred dividends (2)	$351	$--	$--	$--	$--

Fixed charges (1):
Interest expense	9,755	14,203	12,288	7,458	3,817
Estimated interest component of net rental expense	236	225	210	198	200

	9,991	14,428	12,498	7,656	4,017

Fixed charges and preferred dividends	$10,342	$14,428	$12,498	$7,656	$4,017

Ratio of earnings to fixed charges and preferred dividends (3)	1.28	1.81	2.01	2.51	3.68

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	$3,257	$11,627	$12,650	$11,548	$10,769
Fixed charges	5,470	6,276	5,324	3,808	2,190

	$8,727	$17,903	$17,974	$15,356	$12,959

Preferred dividends (2)	$351	$--	$--	$--	$--

Fixed charges:
Interest expense	9,755	14,203	12,288	7,458	3,817
Less interest on deposits	4,521	8,152	7,174	3,848	1,827
Estimated interest component of net rental expense	236	225	210	198	200

	5,470	6,276	5,324	3,808	2,190

Fixed charges and preferred dividends	$5,821	$6,276	$5,324	$3,808	$2,190

Ratio of earnings to fixed charges and preferred dividends (3)	1.50	2.85	3.38	4.03	5.92

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.